Filed by AltC Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AltC Acquisition Corp.

Commission File No. 001-40583

Date: February 2, 2024

On July 11, 2023, AltC Acquisition Corp. (“AltC”) and Oklo Inc. (“Oklo”) entered into an agreement for a proposed business combination (the “proposed business combination”). On February 2, 2024, Oklo held an investor webcast (“the Webcast”) to provide an update on its business and the proposed business combination. The Webcast included a video presentation from Bonita Chester embedded in the investor presentation presented during the Webcast. The following is a transcript of Ms. Chester's video presentation:

Bonita Chester:	Thank you for joining us today. It is my pleasure to welcome you to Oklo's investor day. My name is Bonita Chester and I'm the director of communications and media at Oklo. During today's presentation, you will hear from members of our management team, board of directors, and representatives of AltC Acquisition Corp.

The webcast will be available for replay at oklo.com/investor, where you will also find a copy of the investor presentation. Please note that this morning's webcast contains forward looking statements regarding future events and the future performance of Oklo and AltC. These forward looking statements are based upon information available to Oklo and AltC today and reflect the current views and expectations of Oklo and AltC.

Actual results could differ materially from those contemplated by these forward looking statements, including, but not limited to the timing of development milestones, potential future customers and revenues, competitive industry outlook, and the timing and completion of the business combination, please refer to the presentation accompanying this webcast for more information on the risks regarding these forward looking statements that could cause actual results to differ materially.